                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                            STRATOSPHERE CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  86 3106 10 0
                 ---------------------------------------------
                                 (CUSIP Number)

                                   BOB STUPAK
                         1213 LAS VEGAS BOULEVARD SOUTH
                            LAS VEGAS, NEVADA  89104
                                 (702) 383-0764
 (Name, Address and Telephone Number of Person Authorized to Received Notices
                              and Communications)

                                 JULY 22, 1996
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five person of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 2 OF ___ PAGES



   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BOB STUPAK

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [x]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.

  NUMBER OF             (7)    SOLE VOTING POWER           1,277,696
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER         5,257,500
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER      1,277,696
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER    5,257,500

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,535,196

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    11.2%

  14)    TYPE OF REPORTING PERSON*      IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 3 OF ___ PAGES



  1)    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bob Stupak Enterprises, Inc.

  2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) [ ]
             (b) [x]

  3)    SEC USE ONLY

  4)    SOURCE OF FUNDS*

  5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)     [ ]
  6)    CITIZENSHIP OR PLACE OF ORGANIZATION
        NEVADA

  NUMBER OF            (7)    SOLE VOTING POWER             1,257,696
  SHARES
  BENEFICIALLY         (8)    SHARED VOTING POWER           5,257,500
  OWNED BY
  EACH REPORTING       (9)    SOLE DISPOSITIVE POWER        1,257,696
  PERSON
  WITH                 (10)   SHARED DISPOSITIVE POWER      5,257,500


  11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,515,196

  12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

  13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.2%

  14)   TYPE OF REPORTING PERSON*      CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 4 OF ___ PAGES



   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DINE OUT CORP.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [x]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

  NUMBER OF              (7)    SOLE VOTING POWER                  0
  SHARES
  BENEFICIALLY           (8)    SHARED VOTING POWER           20,000
  OWNED BY
  EACH REPORTING         (9)    SOLE DISPOSITIVE POWER             0
  PERSON
  WITH                  (10)    SHARED DISPOSITIVE POWER      20,000

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         20,000

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0.03%

  14)    TYPE OF REPORTING PERSON*   CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 5 OF ___ PAGES



                             EXPLANATORY STATEMENT

         This Amendment No. 5 ("Amendment No. 5") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Bob Stupak ("Stupak"), Bob Stupak Enterprises, Inc., a Nevada corporation ("BSE"), and Dine Out Corp., a Nevada corporation ("Dine Out" and collectively with Stupak and BSE, the "Reporting Persons" or the "Stupak Affiliates"), dated November 15, 1993, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Stratosphere Corporation, a Delaware corporation (the "Issuer" or the "Company"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

         The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following:

         In March 1996, BSE and Dine Out established margin loan accounts with PaineWebber, Inc. on customary terms. In connection therewith, 1,400,000 shares of Common Stock owned by BSE and 600,000 shares of Common Stock owned by Dine Out were pledged to PaineWebber, Inc. to secure loans made pursuant to such margin accounts. Due to a decline in the market value of the Common Stock, PaineWebber, Inc. on July 22, 1996 called the margin loans, which then totaled approximately $2.1 million. Without instruction from Mr. Stupak, PaineWebber, Inc. sold a total of 641,000 of the pledged shares (411,300 shares from BSE's account and 230,000 shares from Dine Out's account). The margins loans were paid in full with proceeds from the sale of such pledged shares.

         Effective July 22, 1996, Mr. Stupak resigned voluntarily as a member of the Company's Board of Directors. The resignation was not precipitated by the Company or its controlling stockholder, Grand Casinos, Inc. ("Grand"). To the contrary, such action reflects Mr. Stupak's inability to conduct the customary functions or exercise the influence commonly associated with his position either as a director or as "Chairman of the Board," a position which he held from the Company's inception until the date of his resignation. Mr. Stupak also has had significant and increasing concerns over construction management controls and unexplained project costs, marketing approaches and certain other Grand-directed decisions that in his view adversely affected the Company, as well as with respect to the general unwillingness of the Grand-appointed management and the Grand-controlled Board of Directors to consider his advice and opinions. Finally, Mr. Stupak has become increasingly troubled by what he believes to be a growing conflict-of-interest between the objectives of Grand and the best interests of the Company and its minority stockholders.

         As previously disclosed, the Company, Grand, BSE and Mr. Stupak are parties to that certain agreement dated November 15, 1993 and amended December 22, 1993 (as amended, the "Grand Agreement"). The Grand Agreement provides, among other things, that so long as Mr. Stupak and his affiliates own an aggregate of not less than five percent of the outstanding Common Stock, Mr. Stupak or a person designated by him will be included in management's slate of directors and Grand will vote its shares of Common Stock in favor of Mr. Stupak or such designee. Mr. Stupak is currently considering various qualified candidates and intends to advise the Company and Grand of the person he has selected as his designee within the next few weeks.

         The Stupak Affiliates have from time to time disposed of shares of Common Stock. Pursuant to the terms of the Asset Purchase Agreement and FIB Escrow Agreement, shares of Common Stock will periodically be sold from the escrow account to satisfy the Outstanding Package Obligations. In





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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 6 OF ___ PAGES



addition, depending on working capital needs and other factors, the Stupak Affiliates may from time to time sell shares of Common Stock, either in open market transactions or otherwise.

         Except as set forth above, the Stupak Affiliates have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         As of August 2, 1996, BSE is the beneficial owner of 6,515,196 shares of Common Stock, or approximately 11.2% of the outstanding Common Stock of the Issuer. As of August 2, 1996, Dine Out is the beneficial owner of 20,000 shares of Common Stock, or approximately 0.03% of the outstanding Common Stock. By virtue of being the sole stockholder, director, president, treasurer and secretary of BSE and Dine Out, Mr. Stupak may be deemed to have the power to vote and dispose of the shares of Common Stock owned by BSE and Dine Out. Accordingly, Mr. Stupak may be considered the beneficial owner of an aggregate of 6,535,196 shares of Common Stock as of August 2, 1996, or approximately 11.2% of the outstanding Common Stock.

         Pursuant to the terms of the Asset Purchase Agreement and FIB Escrow Agreement, certain shares of Common Stock (5,257,500 shares as of July 30, 1996) beneficially owned directly by BSE and indirectly by Mr. Stupak are held in escrow and pledged to the Issuer to secure certain obligations of Mr. Stupak. Under Rule 13d-3(d)(3) of the Exchange Act, the Issuer, as pledgee, may be deemed to share the voting and dispositive power with respect to such pledged shares. Except for such pledged shares, each Reporting Person has, directly or indirectly, sole voting and dispositive power with respect to all of the shares of Common Stock reported for it.

         The Issuer, Nevada State Bank and Signal USA, as pledgees, have (i) the right to receive and hold, as additional security, dividends paid on the pledged shares and (ii) the right to receive the proceeds, subject to certain limitations, from the sale of any of such pledged shares that are sold pursuant to the terms of the agreements governing the respective pledges.

         Transactions in the Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D are set forth on Schedule A hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by adding the following:

         Reference is made to Item 4 for a description of certain margin loan accounts with PaineWebber, Inc.





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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 7 OF ___ PAGES




         In April 1996, Mr. Stupak pledged 703,996 shares of Common Stock (beneficially owned directly by BSE) as security for a $2 million revolving line of credit loan from Nevada State Bank. Interest on the loan is payable monthly, with the outstanding principal plus all accrued but unpaid interest due at maturity on October 18, 1996. The terms of the loan are set forth in a promissory note dated April 18, 1996 and a commercial pledge and security agreement dated April 18, 1996, copies of which are filed as Exhibit 1 hereto and incorporated herein by reference. On July 26, 1996, Mr. Stupak sold 300,000 of the pledged shares. The proceeds from such sale, together with personal funds, will be used to reduce the principal amount outstanding under the loan to approximately $1.2 million. As of July 31, 1996, 403,996 shares were pledged to Nevada State Bank. Nevada State Bank may require additional shares of Common Stock to be pledged pursuant to the terms of the pledge agreement.

         In order to satisfy a margin call in July 1996, 20,000 shares of Common Stock beneficially owned directly by Dine Out were transferred to a margin account maintained by Mr. Stupak with Signal USA. The positions held in the margin account are pledged as security for the repayment of debit balances in such account. A copy of the agreement setting forth the terms of the margin account is filed as Exhibit 2 hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Promissory Note dated April 18, 1996 of Bob Stupak in favor of Nevada State Bank and Commercial Pledge and Security Agreement dated April 18, 1996 among Bob Stupak, Bob Stupak Enterprises, Inc. and Nevada State Bank.

Exhibit 2. Margin and Short Account Customer Agreement between Bob Stupak and Southwest Securities, Inc.



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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 8 OF ___ PAGES



                                   SCHEDULE A

              BSE effected the following open market transactions in the Common Stock since the most recent filing on Schedule 13D.

      DATE           NUMBER OF SHARES        PRICE PER SHARE       DESCRIPTION
      ----           ----------------        ---------------       -----------
    7/22/96                25,000                  3.4375             Sale**
    7/22/96               195,000                  3.375              Sale**
    7/22/96                35,000                  3.3125             Sale**
    7/22/96               100,000                  3.25               Sale**
    7/23/96                56,300                  3.375              Sale**
    7/24/96                35,000                  2.946              Sale
    7/25/96               205,000                  2.89               Sale
    7/26/96               300,000                  2.625              Sale
    7/26/96                50,000                  2.8437             Sale
    7/29/96                50,000                  3.00               Sale
     8/2/96                20,000                  3.4375             Sale
     8/2/96                75,000                  3.125              Sale


           Dine Out effected the following open market transactions in the Common Stock since the most recent filing on Schedule 13D.

      Date          Number of Shares       Price Per Share     Description
      ----          ----------------       ---------------     -----------
     7/2/96              50,000                    6.375          Sale
     7/2/96              15,000                    6.3438         Sale
    7/22/96             200,000                    3.50           Sale**
    7/22/96              30,000                    3.375          Sale**


     ** Represents sales by PaineWebber, Inc. on behalf of such Reporting Person of pledged shares in satisfaction of margin indebtedness.





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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 9 OF ___ PAGES



                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              August 2, 1996                          /s/ BOB STUPAK
             ----------------                     --------------------------
                    Date                                Bob Stupak





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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                 PAGE 10 OF ___ PAGES



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BOB STUPAK ENTERPRISES, INC.

          August 2, 1996            By:       /s/BOB STUPAK
          ----------------              -------------------------------
                Date                           Bob Stupak, President





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                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                   PAGE 11 OF ___ PAGES



                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       DINE OUT CORP.

     August 2, 1996                    By:           /s/ BOB STUPAK
  --------------------                          -------------------------
         Date                                     Bob Stupak, President





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